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                         May 28, 2024

       Michael Neil
       Chief Financial Officer
       Sanara MedTech Inc.
       1200 Summit Ave, Suite 414
       Fort Worth , Texas 76102

                                                        Re: Sanara MedTech Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 21, 2024
                                                            File No. 333-279592

       Dear Michael Neil:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services